ENABLE MIDSTREAM PARTNERS, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102
October 13, 2015
Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3561
Attn: Mara L. Ransom, Assistant Director
Division of Corporation Finance
Re:    Enable Midstream Partners, LP
Registration Statement on Form S-4
Comments dated September 11, 2015
File No. 333-205381
Form 10-K for Fiscal Year Ended December 31, 2014
Comments dated September 11, 2015
File No. 001-36413
Ladies and Gentlemen:
Set forth below are the responses of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2015 with respect to the Partnership’s Registration Statement on Form S-4 filed with the Commission on June 30, 2015, File No. 333-205381 (the “Registration Statement”), and the Partnership’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 18, 2015, File No. 001-36413 (the “Form 10-K”). For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission
October 13, 2015

Form 10-K for the Fiscal Year Ended December 31, 2014
Financial Statements for the Year Ended December 31, 2014
Combined and Consolidated Statements of Income, page 85

1.
In your response filed September 8, 2015, you state that while you would prefer to change your presentation of revenues when you file your December 31, 2015 Form 10-K, that you would be able and willing to make this change in your September 30, 2015 Form 10-Q. We believe that absent an inability to make the change, you should comply with Rule 5-03(b)(1) and (b)(2) of Regulation S-X in your next periodic report. However, if the cost of your service revenue is immaterial, we will not object if you indicate this in narrative form in an appropriate place within the footnotes to your financial statements rather than separately quantifying such cost of service revenue on the face of your income statement.

Response: We acknowledge your comment and will change our presentation of revenues on a prospective basis beginning in our Form 10-Q for the quarter ended September 30, 2015. We will separately present revenues from the sale of products and revenues from the sale of services consistent with the example provided in our response filed September 8, 2015 and reproduced here as Exhibit A. Our operation and maintenance expense included in our statements of income represents the cost of our service revenue, except for cost of natural gas and natural gas liquids which are separately presented. We will add narrative disclosure in the summary of significant accounting policies footnote to our financial statements indicating that our operation and maintenance expense total reported on the face of our statements of income represents our cost of service revenue and that any operation and maintenance expenses associated with product sales are immaterial.

2.
We note your responses filed on August 28 and September 8, 2015, along with the information that you shared with us during the phone call on September 3, 2015. To assist us in better understanding your in-kind gas processing agreements, please provide us with more detailed information about how these contracts are structured and about your accounting, as requested in the following comments.

Response: We acknowledge your comment and have provided detailed information as requested in our responses to comments 3 and 4 below.

Securities and Exchange Commission
October 13, 2015

3.
In your response to the third bullet point in comment 1 in our letter dated August 24, 2015 you state that the cost of purchased gas presented in your income statements represents the weighted average purchase cost of all consideration paid to producers for commodities purchased and that you believe commodities received as in-kind fees do not have an associated purchase cost because they are a fee for services. You did not address why fuel received in-kind effectively has no purchase cost. Please explain to us why commodities received as in-kind processing fees do not have an associated cost or value. Specifically, please tell us why you do not record service revenues and costs of goods sold (or inventory) based on the fair value of the in-kind commodities received or the associated processing services, whichever is more reliably determinable. Please also explain your accounting for commodities received in-kind for fuel and other expenses. Please refer to ASC 845-10-30.

Response: In our response dated August 28, 2015, we characterized a percentage of natural gas liquids (NGLs) and residue gas received under Percent of Proceeds (POP) and Percent of Liquids (POL) contracts as in-kind fees. We were attempting to convey how the purchase of commodities under POP and POL contracts impacts the margin we recognize upon the sale of NGLs and residue gas. The characterization of commodities received as “in-kind fees” may have created confusion as it relates to the accounting for such arrangement. To provide clarification, from an accounting perspective, we do not receive non-monetary assets in the form of NGLs and residue gas in exchange for providing services under POP and POL contracts. Any commodities that we take title to under POP and POL contracts, including fuel, are purchased under a single monetary transaction.
The margin that we recognize in connection with POP and POL contracts is realized from the difference between: (a) the purchase price paid to our customers under these contracts for the commodities we purchase, as applicable; and (b) the revenue we recognize upon the sale of the NGLs and residue gas. We record the amount of cash paid to our customers as the cost of goods sold, and we record revenue for the amount of cash for which NGLs and residue gas are sold. Because we do not receive in-kind fees, we do not record service revenues and costs of goods sold (or inventory) based on the fair value of in-kind commodities received or the associated processing services. We account for these transactions as monetary in their entirety and outside of the scope of ASC 845-10-30.

Securities and Exchange Commission
October 13, 2015

In Exhibit B, we provide examples of our purchase price calculations under POP and POL contracts. These examples are intended to illustrate the mechanics of our purchase price calculations (which include fuel) under the single monetary transactions under these contracts.

4.
We note that there are significant differences between your percent-of-proceeds contracts, your percent-of-liquids contracts, and your keep-whole contracts. We believe we will better understand your accounting for these contracts if you explain in more detail the terms and accounting for each type of contract. For each of the above referenced types of contracts, please separately provide the following information:

•
Please provide us with a summary of the significant terms of a typical contract and a description of the economic substance of such contract. If the terms vary and there is not a “typical” contract, please provide the requested information for each major type of contract recognized under each your of percent-of-proceeds, percent-of-liquids and keep whole arrangements. In your response, please clearly distinguish between written terms of the contract and any verbal terms or unwritten customary practices. Your response should clearly delineate what portion of the hydrocarbon stream you have rights to and what portion the producer has rights to, including a discussion of the point in time at which you have rights to any NGLs received as compensation for services provided, the point in time at which you have rights to any purchased NGLs, and the point in time at which you have rights to any dry natural gas remaining after the NGLs have been extracted. Your response should clearly explain to what extent contracts specify the liquids that you will extract, how much control you have in choosing which liquids to extract, and whether you ever elect to extract different liquids than specified in a contract. Your response should also confirm our understanding from the phone call, if true, that you typically purchase from producers both the NGLs resulting from processing and the dry natural gas remaining after the NGLs have been extracted. If you do not typically purchase all of the NGLs and dry natural gas and commonly have situations where you market NGLs and dry natural gas on behalf of a producer, you should separately address contracts where you purchase all of the commodities and contracts where you do not purchase all of the commodities.

Securities and Exchange Commission
October 13, 2015

Response: We acknowledge your comment and have provided a summary of the significant terms and economic substance of typical POP, POL, and keep whole contracts below. For typical POP, POL, and keep whole contracts, all of the terms are written as opposed to verbal. Under each of the referenced types of contracts, we have rights to the commodities that we purchase when the commodities are received on our system, and we measure the quantity and determine the composition of those commodities when they are received. Our quantity measurements and composition determinations are made in accordance with standard industry measurement practices and methodologies as provided in the standards of the Gas Processors Association.
Our contracts do not specify which NGLs must be extracted. As a result, we have the right to determine what NGLs we extract. We do not market NGLs or residue gas under typical POP, POL, and keep whole contracts on behalf of our customers. The price at which we sell NGLs and residue gas does not affect the price we pay our customers under the referenced types of contracts.

•
Percent of Proceeds (POP): From an accounting perspective, the significant terms of a typical POP contract are the commodities acquired and the purchase price for commodities acquired. Under a typical POP, we acquire all of the unprocessed natural gas received on our system. The purchase price is calculated as illustrated in Exhibit B. In connection with POP contracts, we extract NGLs, market NGLs, and market residue gas for our own account. The price at which we sell NGLs and residue gas does not affect the price we pay our customers.

Under a typical POP contract, a recovery percentage for each NGL component (ethane, propone, normal butane, isobutane, and natural gasoline) is specified for purposes of determining the purchase price paid to our customer for unprocessed gas. We are not required to extract the percentage of each NGL component specified in these contracts. Under these contracts, to the extent our processing plants are operated more or less efficiently than the specified recovery percentages, we retain the benefit or loss for our own account.
The economic substance of a typical POP contract is the purchase of all of our customer’s unprocessed gas in a single monetary transaction for a contractually agreed upon purchase price. As noted above, the margin that we recognize in

Securities and Exchange Commission
October 13, 2015

connection with POP contracts is realized from the difference between: (a) the purchase price paid to our customers under these contracts for the unprocessed natural gas; and (b) the revenue we recognize upon the sale of the NGLs and residue gas. We record the amount of cash paid to our customers as the cost of goods sold, and we record revenue for the amount of cash for which NGLs and residue gas are sold.

•
Percent of Liquids (POL): From an accounting perspective, the significant terms of a typical POL contract are the commodities acquired, the purchase price for commodities acquired, and the return of the customers commodities to which we do not take title. Under a typical POL contract, we acquire all of the NGLs in the unprocessed natural gas when the gas is received on our system, and we return our customer’s residue gas to them immediately. The purchase price for NGLs is calculated as illustrated in Exhibit B. We extract and market NGLs for our own account under typical POL contracts. The price at which we sell NGLs does not affect the price we pay our customers. We do not purchase or otherwise take title to our customer’s residue gas under typical POL contracts, and our customers are responsible for marketing their residue gas.

Under a typical POL contract, a recovery percentage for each NGL component (ethane, propone, normal butane, isobutane, and natural gasoline) is specified for purposes of determining the purchase price paid to our customer for NGLs. We are not required to extract the percentage of each NGL component specified in these contracts. Under these contracts, to the extent our processing plants are operated more or less efficiently than the specified recovery percentages, we retain the benefit or loss for our own account.
The economic substance of a typical POL contract is the purchase of all of our customer’s NGLs in a single monetary transaction for a contractually agreed upon purchase price. As noted above, the margin that we recognize in connection with POL contracts is realized from the difference between: (a) the purchase price paid to our customers under these contracts for the NGLs; and (b) the revenue we recognize upon the sale of the NGLs. We record the amount of cash paid to our customers as the cost of goods sold, and we record revenue for the amount of cash for which NGLs are sold.

Securities and Exchange Commission
October 13, 2015

•
Keep Whole: From an accounting perspective, the significant terms of a typical keep whole contract are the gathering fee charged and the return to the customers of the same quantity of pipeline quality residue gas on an MMBTU basis as was delivered by the customer as unprocessed natural gas. Under a typical keep whole contract, we gather the customer’s natural gas, process the customer’s natural gas, replace the MMBTUs extracted from our customer’s natural gas as NGLs with an equivalent quantity of residue gas as measured in MMBTUs, return the customer’s residue gas to them, and charge the customer a gathering fee. Because the extraction of NGLs during processing reduces the MMBTU content of our customer’s residue gas, we purchase residue gas at market prices to replace the MMBTU content of the NGLs extracted. We take title to the NGLs and we market NGLs extracted from our customers' gas for our own account under keep whole contracts. We do not purchase or otherwise take title to our customer’s residue gas under typical keep whole contracts, and our customers are responsible for marketing their residue gas.

The economic substance of a typical keep whole contract is that, for a gathering fee, we gather our customer’s unprocessed natural gas and return to them the same quantity of pipeline quality residue gas on an MMBTU basis. Our customers need to receive pipeline quality residue gas to be able to market their residue gas.

•
Based on the above information, please explain to us in more detail how the journal entries contained in your response dated August 28, 2015 reflect the substance of your gas processing contracts. If the terms of your contracts can vary such that you may or may not purchase all NGLs and/or dry natural gas or you may purchase these commodities at different points in time, please explain in detail exactly which scenario is represented by the journal entries previously provided to us and provide us with journal entries illustrating your accounting for all other common scenarios under your contracts. Please ensure that your response to the above bullet point supports your journal entries, including if applicable the lack of revenue recognition related to processing services and the appropriateness of gross or net recognition of revenue from selling both purchased and received-in-kind NGLs and purchased and received-in-kind dry natural gas resulting from these contracts. Although we acknowledge that you provided us with some journal entries in your August 28, 2015 response, we would like you to explain in more detail why these

Securities and Exchange Commission
October 13, 2015

journal entries accurately present the substance of all common transactions that occur under your gas processing agreements in accordance with US GAAP.
Response: The illustrative journal entries in our response dated August 28, 2015 and reproduced here as Exhibit C reflect the substance of our gas processing contracts as discussed below. The illustrative journal entries in Exhibit C reflect POL and keep whole contracts under which we purchase all of the unprocessed natural gas from the customer. However, as noted above we do not purchase all of the unprocessed natural gas under typical POL and keep whole contracts. We provided illustrative POL and keep whole journal entries under which we acquire all of the unprocessed natural gas received because we thought it would be easier to illustrate the differences among our POP, POL, and keep whole contracts if the journal entries for these types of contracts were based on the same assumptions. We have provided illustrative journal entries that represent our typical POL and keep whole contracts in Exhibit D. The illustrative journal entries for our typical POP and Fixed Fee contracts that are included in Exhibit C are also repeated in Exhibit D for comparative purposes.
The journal entries in both Exhibit C and Exhibit D contemplate a combined 115 MMBTU (after deducting fuel) of NGLs and residue gas, consisting of 100 MMBTU of residue gas and 75 gallons (15 MMBTU) of NGLs. Other key assumptions are reflected in Exhibit C and Exhibit D.
For commodities that we purchase, entries are recorded on a gross basis consistent with ASC Topic 605-45-45. Please refer to Exhibit E for a discussion of our consideration of ASC Topic 605-45-45 and its thirteen factors.

•
Percent of Proceeds (POP): The illustrative POP journal entries reflect the substance of our typical POP contract. As described above, we acquire all of the unprocessed natural gas received on our system under our typical POP contract. Cost of goods sold-natural gas and natural gas liquids represents the cash purchase of the unprocessed natural gas. The settlement due the producer for residue gas of $378 is calculated by multiplying the 100 MMBTU of residue gas by the natural gas index price of $3.98/MMBTU times the percent of proceeds percentage of 95%. Cost of goods sold—NGLs represents the cash purchase of 75 gallons (15 MMBTU) of NGLs. The settlement due the producer for NGLs

Securities and Exchange Commission
October 13, 2015

of $105 is calculated by multiplying the 75 gallons of NGLs by the NGL index price of $1.48/gallon times the percent of proceeds percentage of 95%.

Revenues—natural gas represents our sale of the 100 MMBTU of residue gas at a sales price of $4.00/MMBTU. Revenues—NGLs represents our sale of the 75 gallons (15 MMBTU) of NGLs at a sales price of $1.50 per gallon. The quantity of residue gas and NGLs calculated to determine the purchase price is independent of the actual quantity of NGLs and residue gas produced. To the extent the actual quantity of NGLs and residue gas is more or less, we retain the benefit or loss for our own account.

•
Percent of Liquids (POL): The illustrative POL journal entries in Exhibit C reflect the substance of a POL contract under which we acquire all of the unprocessed natural gas received. Cost of goods sold—natural gas represents the cash purchase of the residue gas. The settlement due the producer for residue gas of $398 is calculated by multiplying the 100 MMBTU of residue gas by the natural gas index price of $3.98/MMBTU. Cost of goods sold—NGLs represents the cash purchase of 75 gallons (15 MMBTU) of NGLs. The settlement due the producer for NGLs of $100 is calculated by multiplying the 75 gallons of NGLs by the NGL index price of $1.48/gallon times the percent of proceeds liquids percentage of 90%.

Revenues—natural gas represents our sale of the 100 MMBTU of residue gas at a sales price of $4.00/MMBTU. Revenues—NGLs represents our sale of the 75 gallons (15 MMBTU) of NGLs at a sales price of $1.50 per gallon. The quantity of residue gas and NGLs calculated to determine the purchase price is independent of the actual quantity of NGLs and residue gas produced. To the extent the actual quantity of NGLs and residue gas is more or less, we retain the benefit or loss for our own account.
The illustrative POL journal entries in Exhibit D reflect the substance of our typical POL contract, under which we acquire all of the NGLs in the unprocessed natural gas but return the customer’s residue gas to them. The illustrative POL journal entries in Exhibit D differ from the illustrative POL journal entries in

Securities and Exchange Commission
October 13, 2015

Exhibit C as follows: (a) Cost of goods sold—natural gas and Revenues—natural gas each are zero; and (b) Accounts receivable is $113.

•
Keep Whole: The illustrative keep whole journal entries in Exhibit C reflect the substance of a keep whole contract under which we purchase all of the unprocessed gas from the customer. Cost of goods sold—natural gas represents the cash purchase of the 115 MMBTU of gas. The settlement due the producer for gas of $458 is calculated by multiplying the 115 MMBTU of gas by the natural gas index price of $3.98/MMBTU. No settlement is due for NGLs under a keep whole contract because everything is settled on an equivalent basis as gas. Revenues—natural gas represents our sale of the 100 MMBTU of residue gas at a sales price of $4.00/MMBTU. Revenues—NGLs represents our sale of the 75 gallons (15 MMBTU) of NGLs at a sales price of $1.50 per gallon.

The illustrative keep whole journal entries in Exhibit D reflect a substance of our typical keep whole contract, under which we gather the customer’s natural gas, process the customer’s natural gas, replace the MMBTUs extracted from our customer’s natural gas as NGLs with an equivalent quantity of residue gas as measured in MMBTUs, and return the customer’s residue gas to them. The illustrative keep whole journal entries in Exhibit D differ from the illustrative keep whole journal entries in Exhibit C as follows: (a) Cost of Goods Sold—Natural Gas would be reduced to $60 to reflect the purchase of 15 MMBTU of natural gas to replace the 75 gallons (15 MMBTU) of NGLs extracted; (b) Revenues—Natural Gas would be reduced to zero; (c) the Revenues—NGLs would be reduced to $113; and (d) Revenues—gathering fees of $46 would be added for a $0.40/MMBTU gathering fee.

•
Fixed Fee: The illustrative fixed fee journal entries in Exhibit C and Exhibit D reflect the substance of our typical fixed fee contract. Under our typical fixed fee contract, we purchase the NGLs extracted and return the residue gas to the customer. Cost of goods sold—NGLs represents the cash purchase of 75 gallons (15 MMBTU) of NGLs. The settlement due the producer for NGLs of $111 is calculated by multiplying the 75 gallons of NGLs by the NGL index price of $1.48/gallon.

Securities and Exchange Commission
October 13, 2015

Revenues—NGLs represents our sale of the 75 gallons (15 MMBTU) of NGLs at a sales price of $1.50 per gallon. As with our other contracts, the quantity of residue gas and NGLs calculated to determine the purchase price is independent of the actual quantity of NGLs and residue gas produced. To the extent the actual quantity of NGLs and residue gas is more or less, we retain the benefit or loss for our own account. Revenues—processing service fee represents the monetary fee that we charge under a fixed fee contract. The $23 due from the customer is calculated by multiplying the 115 MMBTU of gas by a fee of $0.20/MMBTU.

* * * * *

Securities and Exchange Commission
October 13, 2015

If you have any questions with respect to the foregoing response or require further information, please contact Brent Hagy of Enable Midstream at (405) 525-7788 or Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ Brent Hagy
J. Brent Hagy
Vice President, Deputy General Counsel, Secretary, and Chief Ethics & Compliance Officer

cc:	Charlie Guidry, Securities and Exchange Commission
Sondra Snyder, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Mark C. Schroeder, Enable Midstream Partners, LP
J. Brent Hagy, Enable Midstream Partners, LP
Dana C. O’Brien, CenterPoint Energy Resources Corp.
Gerald M. Spedale, Baker Botts L.L.P.

Exhibit A

ILLUSTRATIVE EXAMPLE

ENABLE MIDSTREAM PARTNERS, LP
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2014	2013
	(In millions, except per unit data)
Revenues (including revenues from affiliates (Note 13)):
Product sales	$2,321	$1,595
Service revenue	1,046	894
Total Revenue	3,367	2,489
Cost and Expenses (including expenses from affiliates (Note 13)):
Cost of natural gas and natural gas liquids (excluding depreciation and amortization shown separately)	1,914	1,313
Operation and maintenance (including expenses from affiliates (Note 13))	527	429
Depreciation and amortization	276	212
Impairment	8	12
Taxes other than income taxes	56	54
Total Costs and Expenses	2,781	2,020
Operating Income	586	469
Other Income (Expense):
Interest expense (including expenses from affiliates (Note 13))	(70)	(67)
Equity in earnings of equity method affiliates	20	15
Interest income—affiliated companies	—	9
Step acquisition gain	—	—
Other, net	(1)	—
Total Other Income (Expense)	(51)	(43)
Income Before Income Taxes	535	426
Income tax expense (benefit)	2	(1,192)
Net Income	$533	$1,618
Less: Net income attributable to noncontrolling interest	3	3
Net Income attributable to Enable Midstream Partners, LP	$530	$1,615
Limited partners' interest in net income attributable to Enable Midstream Partners, LP (Note 4)	$530	$289
Basic and diluted earnings per common limited partner unit (Note 4)	$1.29	$0.74
Basic and diluted earnings per subordinated limited partner unit (Note 4)	$1.28	$—
Basic and diluted weighted average number of outstanding common limited partner units (Note 4)	264	390
Basic and diluted weighted average number of outstanding subordinated limited partner units (Note 4)	148	—

Exhibit B

Percent of Proceeds (POP) Price Calculation: Under a typical POP contract, we purchase all of the NGLs extracted and the residue gas remaining after the extraction of NGLs for a cash purchase price determined based on a contractually agreed formula, as follows:

•	First, we measure the quantity of unprocessed natural gas and determine its composition when it is received on our system. (See (A) in the example purchase price calculation below.)

•
Second, we deduct a contractually agreed quantity of fuel from the quantity of unprocessed natural gas, resulting in a net quantity of unprocessed gas. (See (B) in the example purchase price calculation below.)

•
Third, we determine the total quantity of NGLs and residue gas contained in the net quantity of unprocessed gas based on the composition of the unprocessed natural gas when it is received on our system. (See (C) in the example purchase price calculation below.)

•	Fourth, we determine the recoverable quantity of NGLs and residue gas by applying a contractually agreed percentage of NGL components. (See (D) in the example purchase price calculation below.)

•
Fifth, we determine the quantity of recoverable NGLs attributable to the customer by applying a contractually agreed percent of proceeds percentage. (See (E) in the example purchase price calculation below.)

•	Sixth, we determine the MMBTU equivalent of NGL gallons removed from the net quantity of unprocessed gas to calculate residue gas. (See (F) in the example purchase price calculation.)

•
Seventh, the quantity of recoverable NGLs attributable to the customer is multiplied by the NGL index price specified in the contract, and the quantity of residue gas attributable to the producer is multiplied by the natural gas index price specified in the contract. (See (G) in the example purchase price calculation below.)

Exhibit B

Percent of Proceeds
Example Purchase Price Calculation*

	Total NGL Composition(C) (in gallons)	Recovery %	Recoverable Gallons(D)	Producer NGL Percentage	Settlement Gallons	NGL MMBTU Equivalent		Settlement MMBTU

Total Measured								120	(A)
Fuel (4%)								(5)	(B)
Net MMBTU								115

Ethane	50	0.5	25	0.95	23.75	5		(5)
Propane	15.38	0.975	15	0.95	14.25	3		(3)
ISO Butane	5.13	0.975	5	0.95	4.75	1		(1)
Normal Butane	15.38	0.975	15	0.95	14.25	3		(3)
ISO Pentane	5.13	0.975	5	0.95	4.75	1		(1)
Normal Pentane	5.13	0.975	5	0.95	4.75	1		(1)
Hexane	5.13	0.975	5	0.95	4.75	1		(1)
			75			15	(F)	100
Customer Percentage - Residue Gas								95%

Net settlement volume(E)					71			95

Contract Price					$1.48	**		$3.98
Purchase Price due Customer(G)					$105			$378

* The purchase price calculation contemplates a combined 115 MMBTU (after deducting 5 MMBTU of fuel) of NGLs and residue gas, consisting of 100 MMBTU of residue gas and 75 gallons (15 MMBTU) of NGLs.
** Weighted Average price used for illustrative purposes only. NGL settlements are priced at each individual component.

Exhibit B

Percent of Liquids (POL) Price Calculation: Under a typical POL contract, we purchase all of the NGLs extracted for a cash purchase price determined based on a contractually agreed formula, as follows:

•	First, we measure the quantity of unprocessed natural gas and determine its composition when it is received on our system. (See (A) in the example purchase price calculation below.)

•
Second, we deduct a contractually agreed quantity of fuel from the quantity of unprocessed natural gas, resulting in a net quantity of unprocessed gas. (See (B) in the example purchase price calculation below.)

•
Third, we determine the total quantity of NGLs and residue gas contained in the net quantity of unprocessed gas based on the composition of the unprocessed natural gas when it is received on our system. (See (C) in the example purchase price calculation below.)

•	Fourth, we determine the recoverable quantity of NGLs by applying a contractually agreed percentage of NGL components. (See (D) in the example purchase price calculation below.)

•
Fifth, we determine the quantity of recoverable NGLs attributable to the customer by applying a contractually agreed percent of liquids percentage. (See (E) in the example purchase price calculation below.)

•	Sixth, we determine the MMBTU equivalent of NGL gallons removed from the net quantity of unprocessed gas to calculate residue gas. (See (F) in the example purchase price calculation.)

•	Seventh, the quantity of recoverable NGLs attributable to the customer is multiplied by the NGL index price specified in the contract. (See (G) in the example purchase price calculation below.)

Exhibit B

Percent of Liquids
Example Purchase Price Calculation*

	Total NGL Composition(C) (in gallons)	Recovery %	Recoverable Gallons(D)	Producer NGL Percentage	Settlement Gallons	NGL MMBTU Equivalent		Settlement MMBTU

Total Measured								120	(A)
Fuel (4%)								(5)	(B)
Net MMBTU								115

Ethane	50	0.5	25	0.9	22.5	5		(5)
Propane	15.38	0.975	15	0.9	13.5	3		(3)
ISO Butane	5.13	0.975	5	0.9	4.5	1		(1)
Normal Butane	15.38	0.975	15	0.9	13.5	3		(3)
ISO Pentane	5.13	0.975	5	0.9	4.5	1		(1)
Normal Pentane	5.13	0.975	5	0.9	4.5	1		(1)
Hexane	5.13	0.975	5	0.9	4.5	1		(1)
			75			15	(F)	100
Customer Percentage - Residue Gas								100%

Net settlement volume(E)					68			100	**

Contract Price					$1.48	***
Purchase Price due Customer(G)					$100

* The settlement statement contemplates a combined 115 MMBTU (after deducting 5 MMBTU of fuel) of NGLs and residue gas, consisting of 100 MMBTU of residue gas and 75 gallons (15 MMBTU) of NGLs.
**Quantity of residue gas returned to customer.
*** Weighted Average price used for illustrative purposes only. NGL settlements are priced at each individual component.

Exhibit C

Illustrative Journal Entries From Response Dated August 28, 2015

		Type of Arrangement
				90/10		95/5
		Fixed Fee		Percent of Liquids		Percent of Proceeds		Keep whole
Revenue and cost of goods sold entries
Dr.	Cost of goods sold—natural gas	$—		$398		$378		$458
Dr.	Cost of goods sold—NGLs	111		100		105		—
Cr.	Accounts payable		111		498		483		458
	To record the purchase of customer's monthly production as measured at the wellhead or central receipt point

Dr.	Accounts receivable	113		513		513		513
Cr.	Revenues—natural gas		—		400		400		400
Cr.	Revenues—NGLs		113		113		113		113
	To record sales of natural gas and NGLs

Dr.	Accounts receivable	23		—		—		—
Cr.	Revenues—processing service fee		23		—		—		—
	To record revenue on fixed fee contracts

Month end inventory entry
Dr.	Inventory—NGLs	2		—		—		—
Cr.	Cost of goods sold—NGLs		2		—		—		—
	To record month end NGL inventory
______________________________________________________
Notes:

1.	As measurement data and posted pricing is collected on a production month basis, all margin entries are recorded in the monthly close process.

2.	Due to our limited NGL storage capacity, NGL inventories are typically less than $2 million at any given time.

3.
For natural gas and NGLs that customers take in-kind, in accordance FASB ASC Topic 605-45-45, we do not record revenues or costs of goods sold, as we do not take title to, purchase or sell these volumes. See Exhibit E for an analysis under the criteria specified in FASB ASC Topic 605-45-45.

4.
For financial reporting purposes, Revenues—natural gas and Revenues—NGLs are presented within the single financial statement revenue caption Product Sales. Cost of goods—natural gas and Cost of goods—NGLs are presented within the single financial statement caption Cost of natural gas and natural gas liquids.

Assumptions:

1.	4 contracts with equal volumes and compositions as follows:

a.	115 MMBTU measured (100 MMBTU of natural gas, 15 MMBTU of NGLs)

b.	75 gallons of NGLs produced

2.	Commodity Prices:

a.	$4.00/MMBTU natural gas sales price, assumes $0.02 margin

b.	$1.50/gallon NGL sales price, assumes $0.02 margin

3.	Month end inventory:

a.	2 gallons at $1.15/gallon

b.	Assumed operating costs $0.10/gallon

c.	Weighted average purchase costs $1.05/gallon

4.	Processing fees:

a.	Processing Fees Fixed Fees: $0.20/MMBTU

b.	Gathering Fees Keep Whole: $0.40/MMBTU

5.	NGL value in excess of dry gas value retained

6.	No gas imbalances or beginning of month NGL inventories assumed

Exhibit D

Additional Illustrative Journal Entries for Typical Contracts

		Type of Arrangement
				90/10		95/5
		Fixed Fee		Percent of Liquids		Percent of Proceeds		Keep whole
Revenue and cost of goods sold entries
Dr.	Cost of goods sold—natural gas	$—		$—		$378		$60
Dr.	Cost of goods sold—NGLs	111		100		105		—
Cr.	Accounts payable		111		100		483		60
	To record the purchase of customer's monthly production as measured at the wellhead or central receipt point

Dr.	Accounts receivable	113		113		513		113
Cr.	Revenues—natural gas		—		—		400		—
Cr.	Revenues—NGLs		113		113		113		113
	To record sales of natural gas and NGLs

Dr.	Accounts receivable	23		—		—		—
Cr.	Revenues—processing service fee		23		—		—		—
	To record revenue on fixed fee contracts

Dr.	Accounts receivable	—		—		—		46
Cr.	Revenues—gathering service fee		—		—		—		46
	To record revenue on keep whole contracts

Month end inventory entry
Dr.	Inventory—NGLs	2		—		—		—
Cr.	Cost of goods sold—NGLs		2		—		—		—
	To record month end NGL inventory
Notes:

1.	As measurement data and posted pricing is collected on a production month basis, all margin entries are recorded in the monthly close process.

2.	Due to our limited NGL storage capacity, NGL inventories are typically less than $2 million at any given time.

3.
For natural gas and NGLs that customers take in-kind, in accordance FASB ASC Topic 605-45-45, we do not record revenues or costs of goods sold, as we do not take title to, purchase or sell these volumes. See Exhibit E for an analysis under the criteria specified in FASB ASC Topic 605-45-45.

4.
For financial reporting purposes, Revenues—natural gas and Revenues—NGLs are presented within the single financial statement revenue caption Product Sales. Cost of goods—natural gas and Cost of goods—NGLs are presented within the single financial statement caption Cost of natural gas and natural gas liquids.

Assumptions:

1.	4 contracts with equal volumes and compositions as follows:

a.	115 MMBTU measured (100 MMBTU of natural gas, 15 MMBTU of NGLs)

b.	75 gallons of NGLs produced

2.	Commodity Prices:

a.	$4.00/MMBTU natural gas sales price, assumes $0.02 margin

b.	$1.50/gallon NGL sales price, assumes $0.02 margin

3.	Month end inventory:

a.	2 gallons at $1.15/gallon

b.	Assumed operating costs $0.10/gallon

c.	Weighted average purchase costs $1.05/gallon

4.	Processing fees:

a.	Processing Fees Fixed Fees: $0.20/MMBTU

b.	Gathering Fees Keep Whole: $0.40/MMBTU

5.	NGL value in excess of dry gas value retained

6.	No gas imbalances or beginning of month NGL inventories assumed

Exhibit E

FASB ASC Topic 605-45-45

To determine whether to record revenues from sales of commodities gross as principal or net as agent for each type of natural gas processing arrangement that we enter into, we consider the factors and indicators in FASB ASC Topic 605-45-45. After considering the thirteen factors and indicators in FASB ASC Topic 605-45-45, our judgment is that we should report revenues from sales of commodities gross as principal because the following eleven factors and indicators weigh in favor of that reporting:

•	We are the primary obligor under the arrangements to sell the commodities because we contract directly with the purchaser, rather than contracting on behalf of the producer;

•	We have general inventory risk before the commodities are sold because we take title to the commodities before they are sold;

•
We have latitude in establishing the price at which the commodities are sold, and we bear the price risk for the sale of the commodities, because the amounts that we pay customers for commodities that we purchase are established in our agreements with the customers, rather than being contingent upon the arrangements under which we sell the commodities;

•	We change the commodities by processing the natural gas, which is required for the commodities to be sold;

•	We have discretion in selecting to whom and at what market location the commodities are sold;

•
We determine the specifications of the commodities produced by selecting the location and method of processing, including the election to either recover ethane as an NGL or reject ethane as natural gas;

•	We have physical loss inventory risk of the commodities retained and purchased during and after processing;

Exhibit E

•
We have credit risk for the amount for which the commodities are sold, because we typically must pay customers for commodities purchased regardless of whether we collect the amount for which the commodities are sold;

•	The amount we earn for the sale of commodities is not fixed, but is dependent upon the sales prices that we negotiate;

•	Our customers are not obligors under the arrangements to sell the commodities because, as noted above, we contract directly with the purchaser; and

•
Our customers do not have credit risk under the arrangements to sell the commodities because, as noted above, we typically must pay customers for commodities purchased regardless of whether we collect the amount for which the commodities are sold.

Although we have given consideration to the other two factors in FASB ASC Topic 605-45-45, because we charge customers for shipping and handling costs and out-of-pocket expenses that we pay for the transportation and fractionation of NGLs when we sell them (in some cases through the reimbursement of the actual amounts and in other cases through a flat fee), our judgment is that the weight of the eleven factors in favor of reporting revenues from sales of commodities gross as principal is dispositive.